January 23, 2005



Mail Stop 4-6

Bradley C. Almond
Chief Financial Officer
Zix Corporation
2711 N. Haskell Avenue, Suite 2300
LB 36
Dallas, Texas 75204-2960

Re:	Zix Corporation
	Registration Statement on Form S-3, as amended
	Filed January 10, 2005
	File No. 333-120548

Dear Mr. Almond:

	This is to advise you that we have limited our review of the above referenced Form S-3 registration statement to the identification of selling shareholders and certain disclosure of the transactions underlying this registration statement and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.
1. Please disclose in greater detail the "other specified conditions" that would give ZixCorp the right to force conversion of the convertible notes.
2. Please provide a more detailed discussion of the restrictive covenants imposed by the $10,000,000 convertible note.
3. Please consider including risk factor disclosure concerning the dilutive effects of your convertible note and warrants.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper at (202)
824-
5523. If you require additional assistance you may contact the undersigned at (202) 942-1800.

							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc: 	Tanya G. Foreman, Associate General Counsel
	Via Fax: (214) 515-7385